UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2025

Patrick Mooney
Chief Executive Officer
SpyGlass Pharma, Inc.
27061 Aliso Creek Rd.
Suite 100
Aliso Viejo, CA 92656

Re: SpyGlass Pharma, Inc.
Draft Registration Statement on Form S-1
Submitted September 26, 2025
CIK No. 0001778922

Dear Patrick Mooney:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted September 26, 2025

Prospectus Summary
Overview, page 1

1. Here, and throughout your filing, including your description of your business and the market in which you intend to operate, when referring to a statistic that is not common knowledge or a research article please cite the source and, at first instance, provide a summary of the material findings as appropriate. For example only, you disclose that there are 10,000 active cataract surgeons in the United States. Please make conforming changes throughout your filing. Please provide appropriate sources for these and other, relevant statements throughout the filing, or characterize the same as management's opinions or beliefs, where appropriate. Please also revise to define

scientific terms such as pseudophakic, non-bioerodible, monofocal IOLs and toric IOLs, presbyopia and SLT.

2. We note your disclosure here and throughout the filing that "[you] initiated two registrational Phase 3 trials in July 2025, each expected to enroll approximately 400 patients across 45 sites. [You] expect to complete enrollment in [_] and, pending successful Phase 3 results, [you] plan to submit a 505(b)(2) New Drug Application (NDA) to the FDA in [_]." When discussing FDA or other regulatory approvals, please revise to include a statement acknowledging that FDA or other regulatory agency, foreign or domestic, approval is not guaranteed and may take longer than planned. Further, when discussing trials, please revise to state that there is no guarantee that the trials will produce positive results or that the results will support the Company's claims. Make conforming changes throughout your filing.

3. We note that you believe that your product candidate "will be regulated by the FDA as a drug-led, drug-device combination product" and that you plan to "pursue a streamlined regulatory approval process under the FDA's 505(b)(2) pathway." Please revise your Prospectus Summary to further explain the regulatory framework for your product candidate and the process for seeking approval under the 505(b)(2) pathway and how it differs from other pathways, such as the 505(b)(1) pathway, and whether the FDA may disagree with your characterization or approval pathway.

4. We note your statement on page 1: "the BIM-IOL System was observed to have a favorable safety profile" and the headers on page 3: "Lead Product Candidate with Long-Term Safety and Efficacy Data" and page 109: "Ultra-Low Dose and Compelling Safety Profile May Improve Quality of Life." Conclusions regarding safety or efficacy are solely within the authority of the FDA and comparable regulatory bodies. As such, please remove or revise these statements and make conforming changes throughout your filing where you discuss the safety and efficacy of your product candidates.

5. We note your disclosure on page 1 that the Bimatoprost Drug Pad-IOL System is designed to be implanted during routine cataract surgery to reduce elevated intraocular pressure in patients who have either open-angle glaucoma (OAG) or ocular hypertension (OHT). We also note your disclosure on page 2 that "[you] estimate that the total addressable market in the United States for the BIM-IOL System is approximately $13 billion based on the estimated one million glaucoma and OHT patients expected to undergo cataract surgery in 2025." Please revise your disclosure to provide the total addressable market in the United States for your product as it relates to patients with OHT and OAG specifically, not all types of glaucoma.

6. We note your statement on page 2 and elsewhere that your product candidate aims to deliver a "first-in-class" solution. Given the current stage of development for this product candidate and the length of the drug development process, such characterization appears to be inapplicable or premature. Accordingly, please remove the statement or otherwise advise.

<u>Our Strategy</u>
<u>Rapidly Advance Our Lead Product Candidate Through Clinical Development for Registration, page 4</u>

7. We note your disclosure that "Based on [y]our clinical data generated and regulatory feedback to date, [you] initiated two registrational Phase 3 clinical trials in July 2025 to evaluate [y]our lead product candidate, the BIM-IOL System." Please revise your disclosure to provide a summary of the regulatory feedback received.
8. Please revise this header on page 4 to avoid any implication that you have the ability to accelerate FDA approvals and commercialization of your product candidate.

<u>Risk Factors</u>
<u>We rely, and expect to continue to rely, on third parties, including independent clinical investigators and CROs..., page 60</u>

9. We note your disclosure that you "have relied upon and plan to continue to rely upon third parties, including independent clinical investigators and third-party CROs, to conduct certain aspects of [y]our preclinical studies and clinical trials and to monitor and manage data for [y]our ongoing preclinical and clinical programs" and "if any of [y]our relationships with these third-party CROs terminate, [you] may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms." Please expand your disclosure to identify any CROs you are substantially dependent on and include a summary of the material terms of the relevant agreements. To the extent you are substantially dependent on any CROs, please also file the agreements as exhibits to the registration statement, or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

<u>Use of Proceeds, page 83</u>

10. We note your disclosure that the remainder of your net proceeds from this offering will be used "for [y]our other research and development activities, as well as for working capital and other general corporate purposes." Please revise your disclosure to clarify the "other research and development activities" to which you refer.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations - Research and Development Expenses. , page 93</u>

11. Considering research and development to be your primary operation, please tell us your consideration of providing further breakdown of your research and development expenses, including but not limited to, by clinical trials, and/or by nature of the expenses.

<u>Business</u>
<u>Our Solution - The SpyGlass Platform</u>
<u>The BIM-IOL System, Our Lead Product Candidate</u>
<u>Preclinical Studies, page 116</u>

12. With respect to your preclinical trial disclosure, please provide the number of subjects. We also note disclosure that in both preclinical studies "a number of expected procedure-related microscopic or ophthalmic findings typically associated

with cataract surgery and IOL implantation were observed across all groups." Please revise to further describe these findings. Finally, we note your disclosure that "the dose level for bimatoprost at which there were no observed AEs was determined to be 300 mcg/eye/dose (1000 ng/eye/day in vitro)." Please revise to disclose any severe AEs observed at higher doses.

First-in-Human Clinical Trial, page 116

13. Please revise to disclose the location of your first-in-human trial. We note that it was outside of the U.S.

Phase 1/2 Clinical Trial, page 118

14. We note your statement on pages 120-121 that there was one severe AE reported in the 39 mcg dose group and was related to dry eye. Please revise to more specifically describe this severe AE.

Competition, page 125

15. We note your disclosure that you compete with alternative glaucoma surgical devices and ophthalmic laser companies. Please revise to discuss, where appropriate, how you distinguish yourself from these competitors.

Intellectual Property, page 125

16. In this section you state that you "co-own patents and patent applications in [y]our intellectual property portfolio with a co-Applicant" and you "exclusively license the co-Applicant's rights in these patents and patent applications that are co-owned." We note you also include tabular disclosure of co-owned and licensed patents. However, we note statements like the following elsewhere: "[c]ompetitors may challenge, infringe or otherwise violate our patents or our co-owned and licensed patents" and "[a]ll Licensed Patents are either solely owned by CU or jointly owned by CU and us." Please revise here and throughout, including the Prospectus Summary, where you state that you "own and have in-licensed issued patents protecting [y]our pipeline assets," to clarify whether you wholly own any patents or solely co-own and license patents. In doing so, clarify also if you co-own all patents licensed from CU or if some patents licensed from CU are wholly owned by CU. Finally, revise the disclosure here to specify which patents you wholly own (as applicable), co-own, license as co-owner, and license from CU as the sole owner (as applicable). Separately, please also disclose the patent type for the wholly-owned patents (as applicable) and pending patent applications as you do for your other patents in the table on pages 126-129.

Executive Compensation, page 155

17. We note your disclosure on page 158: "We entered into a services agreement with CU Medicine in 2019 providing for the services of Dr. Kahook, which was amended most recently on March 1, 2025 (the Kahook Agreement). Pursuant to the terms of the Kahook Agreement, Dr. Kahook, who is an employee of the University of Colorado School of Medicine, provides the Company with services and in exchange we pay CU Medicine monthly fees for such services ($24,995 per month, as of March 1, 2025). The Kahook Agreement may be terminated by the Company or CU Medicine at any

time upon 30 days advance written notice and is scheduled to expire on February 28, 2026 unless extended by the mutual consent of the Company and CU Medicine." We note that Dr. Kahook is not your employee but serves as President, Chief Medical Officer and Executive Chair. Please revise to further specify the services Dr. Kahook provides aside from serving in these roles, if any, and whether there has been any discussion of extending the services agreement after February 2026. Consider whether risk factor disclosure concerning the loss of Dr. Kahook's services may be appropriate.

Exhibits

18. Please tell us what consideration you gave to filing your lease as an exhibit. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

General

19. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Please contact Christie Wong at 202-551-3684 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Margaret Sawicki at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Ben Capps, Esq.